MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Intier Automotive Inc. management is responsible for the preparation and presentation of the consolidated financial statements and all other information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported therein. Management has determined such amounts on a reasonable and prudent basis to present fairly, in all material respects, the consolidated financial statements; however, actual results may differ from these estimates. Financial information presented elsewhere in this Annual Report has been prepared by management on a basis consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Intier Automotive Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable, and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Company's Audit Committee is appointed by the Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets periodically with management, as well as with the internal auditors and the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent Auditors' Report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors and the approval of their fees.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders of Intier Automotive Inc. The Auditors' Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.
/s/ Donald J. Walker	/s/ Michael E. McCarthy
DONALD J. WALKER President and Chief Executive Officer	MICHAEL E. MCCARTHY Executive Vice-President and Chief Financial Officer

Newmarket, Canada
February 28, 2005

AUDITORS' REPORT

To the Shareholders of Intier Automotive Inc.

We have audited the consolidated balance sheets of Intier Automotive Inc. as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that ours audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

As described in Note 2 to these consolidated financial statements, the Company changed its accounting policies for revenue recognition and asset retirement obligations.
/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP Chartered Accountants

Toronto, Canada

February 18, 2005, except as to Note 25 (c)
which is as of February 28, 2005

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company directly supplies most of the major automobile manufacturers in the world with approximately 24,100 employees at 74 manufacturing facilities and 15 product development, engineering and testing centres in North America, Europe, Brazil and Asia Pacific.

The consolidated financial statements of Intier Automotive Inc. (the "Company") have been prepared in U.S. dollars following Canadian generally accepted accounting principles ("Canadian GAAP"). These principles are also in conformity, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as described in note 24 to the consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

The Company's subsidiaries are included in these consolidated financial statements using the purchase method of accounting from the date they were acquired by Magna International Inc. ("Magna"). The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are deferred as a separate component of shareholders' equity.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction, as a result of capital transactions, in the Company's net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transaction. In addition, gains and losses from foreign denominated debt designated as a hedge on the Company's net investments in foreign operations are not included in income, but are shown in the currency translation account.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

INVENTORIES

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and net realizable value.

INVESTMENTS

Investments in which the Company has significant influence are accounted for on the equity basis.

CAPITAL ASSETS

Capital assets are recorded at historical cost, which includes acquisition and development costs less related investment tax credits. Development costs include direct construction costs, interest capitalized on construction in progress and land under development and indirect costs wholly attributable to development.

Depreciation is provided on a straight-line basis over the estimated useful lives of capital assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment. Assets under capital leases are amortized over the respective lease terms.

Costs incurred in establishing new facilities, which require substantial time to reach commercial production capability, are expensed as incurred.

LONG-LIVED ASSETS

The Company evaluates long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment may include goodwill impairment, prolonged operating losses or a decision to cease or dispose of, or otherwise change the use of an existing long-lived asset.

An impairment loss is recognized when the carrying value of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the assets carrying value exceeds its fair value. Discounted cash flows are used to determine fair value.

GOODWILL

Goodwill represents the excess of the cost of an acquired enterprise over the net of amounts assigned to assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of the goodwill is determined using the estimated discounted future cash flows of the reporting unit.

PRE-PRODUCTION COSTS RELATED TO LONG-TERM SUPPLY AGREEMENTS

Costs incurred (net of customer subsidies) related to design and engineering, which are paid for as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred (net of customer subsidies) related to design and development costs for moulds, dies and other tools that the Company does not own (and that will be used in, and paid for as part of the piece price amount for, subsequent related parts production) are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Costs deferred in the above circumstances are included in other assets and amortized on a units of production basis to cost of goods sold over the anticipated term of the supply agreement.

EMPLOYEE BENEFIT PLANS

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Differences arising from plan amendments, past service costs, changes in assumptions and experience gains and losses outside of a 10% corridor are recognized in income over the expected average remaining service life of employees or in the case of retirees the remaining life expectancy.

Plan assets are valued at fair value, where fair value is equal to the market value at the balance sheet date.

The cost of providing benefits through defined contribution pension plans is charged to earnings in the period in respect of which contributions become payable.

ASSET RETIREMENT OBLIGATIONS

The Company recognizes its obligations to restore leased premises at the end of the lease by recording at lease inception the present value of this obligation as other long-term liabilities with a corresponding amount recognized as capital assets. The capital asset amount is amortized and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and interest charges.

CONVERTIBLE SERIES PREFERRED SHARES

Three key attributes of the Company's Convertible Series Preferred Shares have been valued as of their date of issuance and are presented separately in the Company's consolidated financial statements. These attributes are:
i)	The retraction of the Convertible Series Preferred Shares at their carrying value by the holders;
ii)	The non-cumulative cash dividend payable in respect of the Convertible Series Preferred Shares; and
iii)	The ability to convert the Convertible Series Preferred Shares into Class A Subordinate Voting Shares at a fixed price.

The retraction attribute is a liability of the Company and is presented as current portion of long-term debt because it is at the option of the holder. The non-cumulative nature of the dividend means that it is dissimilar to an interest payment on debt and, therefore, the long-term debt is presented as the net present value of (i.e., at a discount to) the carrying value which becomes payable, at the option of the holder, on the retraction dates. The resultant discount is amortized to income systematically from the date of issuance until the date of retraction for each series of the Convertible Series Preferred Shares.

The non-cumulative dividend, for reasons indicated above, is not considered debt-related. However, because holders of the Convertible Series Preferred Shares expect to receive dividends and it was the Company's expectation, at the date of issuance, to pay dividends, there is a value to the expected stream of dividend payments. The net present value of this expected dividend stream has, therefore, been presented as equity. As dividends are declared, a systematically calculated portion of the dividend is shown as a return of capital and is deducted from the amount presented as equity. The dividends on the Convertible Series Preferred Shares as presented in the consolidated statements of income and retained earnings reflect the actual dividend declared net of the amount considered a return on capital.

The third attribute, the conversion feature, is similar to a stock warrant in that it provides holders with the option to exchange their Convertible Series Preferred Shares for Class A Subordinate Voting Shares at a fixed price. The residual approach was used to value this attribute and this amount is classified as equity.

REVENUE RECOGNITION

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, in accordance with mutually agreed upon pricing, collectibility is reasonably assured, upon shipment to (or receipt) by customers depending on contractual terms, and acceptance by customers of the products in accordance with mutually agreed upon specifications and quality standards detailed in the underlying contract arrangements. The Company's current long-term contracts do not include any guaranteed minimum purchase requirements.

Separately priced engineering and tooling contracts are accounted for as a separate revenue element only in circumstances where the tooling or engineering has value to the customer on a stand-alone basis and there is objective and reliable evidence of the fair value of the subsequent parts production.

Revenue from engineering service and tooling contracts that qualify as separate revenue elements are recognized substantially on a completed contract basis. In addition, revenues are recognized on a percentage of completion basis in respect of design and engineering services provided to customers under certain long-term contracts. Percentage of completion is determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures.

Revenue and cost of sales, including amounts from separately priced engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis.

GOVERNMENT FINANCING

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances which are accounted for as a reduction of income tax expense. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

RESEARCH AND DEVELOPMENT

Research costs are expensed as incurred. Development costs for which contractual agreements have been entered into that guarantee reimbursement by the customer are deferred to the extent of their estimated recovery. All other development costs are expensed as incurred.

INCOME TAXES

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting carrying value and the tax cost bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STOCK-BASED COMPENSATION

Effective January 1, 2003, the Company prospectively adopted the fair value method for recognizing compensation expense for stock options granted under its Incentive Stock Option Plan (the "Option Plan"). Under the prospective method of adoption, compensation expense is recognized for fixed price stock options granted, modified, or settled after January 1, 2003, based upon the fair value of the options at the grant date.

Prior to 2003, no compensation expense was recognized for stock options granted under the Option Plan. For stock options granted during 2002, pro forma net income and earnings per share disclosure showing the impact of fair value accounting is included in note 15.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted.

Compensation expense is recognized over the vesting period of the options granted, and is recorded in selling, general and administrative expenses in the consolidated statement of income and contributed surplus in the consolidated balance sheet. On the exercise of stock options, the consideration received and the accumulated contributed surplus amount is credited to Class A Subordinate Voting Shares.

EARNINGS PER CLASS A SUBORDINATE VOTING OR CLASS B SHARE

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income attributable to Class A Subordinate Voting and Class B shares using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all Convertible Series Preferred Shares been converted at the beginning of the year (or date of issuance, if later) into Class A Subordinate Voting Shares based on the holder's fixed price conversion option, if such conversions are dilutive. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Under the treasury stock method:
•	the exercise of options is assumed to be at the beginning of the period (or at the date of issuance, if later);
•

the proceeds from the exercise of options, and the amount of compensation expense measured but not yet recognized in income, are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and

•

the incremental number of Class A Subordinate Voting Shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

To date, the Company has not experienced significant warranty, including product liability and recall, costs. However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, the Company only accounts for existing or probable claims in its financial results.

COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year method of presentation.

Prior years have been adjusted to reflect the retroactive restatement for asset retirement obligations and discontinued operations (see note 2 and 3).

CONSOLIDATED BALANCE SHEETS

As at December 31
(U.S. dollars in millions)	Note	2004	2003

			(restated-2,3)
ASSETS
Current assets:
Cash and cash equivalents		$364.2	$216.7
Accounts receivable	22	840.0	801.1
Inventories	7	316.9	299.0
Prepaid expenses and other		31.9	36.9
Discontinued operations	3	-	17.6

		1,553.0	1,371.3
Capital assets, net	8, 9	605.1	566.9
Goodwill	9	128.2	116.4
Future tax assets	10	62.8	70.7
Other assets	6	39.3	21.8
Discontinued operations	3	-	2.2

		$2,388.4	$2,149.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	11	$36.2	$29.1
Accounts payable	22	872.3	816.0
Accrued salaries and wages		84.2	72.6
Other accrued liabilities	5	95.4	100.4
Income taxes payable	10	5.7	3.5
Long-term debt due within one year	11	4.9	4.4
Convertible Series Preferred Shares	14	217.2	108.6
Discontinued operations	3	-	19.2

		1,315.9	1,153.8
Long-term debt	11, 22	29.5	31.4
Other long-term liabilities	12, 13	46.5	40.1
Convertible Series Preferred Shares	14	-	106.1
Future tax liabilities	10	60.2	44.9
Minority interest		1.2	1.1
Discontinued operations	3	-	5.7

Shareholders' equity:
Convertible Series Preferred Shares	14	6.4	11.8
Class A Subordinate Voting Shares	15	104.8	86.1
Class B Shares	15	495.8	495.8
Contributed surplus	16	1.1	0.6
Retained earnings		165.2	57.4
Currency translation adjustment	18	161.8	114.5

		935.1	766.2

		$2,388.4	$2,149.3

Commitments and contingencies (notes 11 and 23)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Years ended December 31

(U.S. dollars in millions, except per share figures and numbers of shares)	Note	2004	2003	2002

			(restated-2,3)	(restated-2,3)

Sales	22	$5,474.2	$4,582.7	$3,795.6

Cost of goods sold	22	4,781.4	4,054.6	3,315.7
Depreciation and amortization	9	113.4	100.0	85.6
Selling, general and administrative	16	261.9	235.8	195.2
Affiliation and social fees	22	71.4	61.4	54.3
Other charges	9	-	-	7.8

Operating income		246.1	130.9	137.0
Interest expense (income), net	11, 22	3.2	1.5	(1.6)
Amortization of discount on Convertible Series Preferred Shares	14, 22	6.4	12.4	11.6
Equity income	6	(0.8)	(0.4)	(0.6)

Income before income taxes and minority interest		237.3	117.4	127.6
Income taxes	10	89.0	60.6	66.5
Minority interest		-	0.2	(0.9)

Net income from continuing operations		148.3	56.6	62.0
Net loss (income) from discontinued operations	3	14.9	(4.8)	14.1

Net income		$133.4	$61.4	$47.9

Financing charge on Convertible Series Preferred Shares	14, 22	5.7	1.1	1.9

Net income attributable to Class A Subordinate Voting and Class B Shares		$127.7	$60.3	$46.0
Retained earnings, beginning of year		57.4	14.4	15.9
Adjustment for change in accounting policy for goodwill	9	-	-	(35.7)
Adjustment for change in accounting policy for asset retirement obligations	2	-	-	(2.1)
Dividends on Class A Subordinate Voting and Class B Shares		(19.9)	(17.3)	(9.7)

Retained earnings, end of year		$165.2	$57.4	$14.4

Earnings per Class A Subordinate Voting or Class B Share from continuing operations	4
Basic		$2.87	$1.14	$1.25
Diluted		$2.38	$1.09	$1.16
Earnings per Class A Subordinate Voting or Class B Share	4
Basic		$2.57	$1.24	$0.95
Diluted		$2.15	$1.16	$0.94
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)	4
Basic		49.7	48.6	48.2
Diluted		64.9	63.5	63.6

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31
(U.S. dollars in millions)	Note	2004	2003	2002

			(restated-2,3)	(restated-2,3)
Cash provided from (used for):
OPERATING ACTIVITIES
Net income from continuing operations		$148.3	$56.6	$62.0
Items not involving current cash flows	20	155.8	148.0	139.2

		304.1	204.6	201.2
Change in non-cash working capital	20	10.7	(58.5)	109.3

		314.8	146.1	310.5

INVESTMENT ACTIVITIES
Capital asset additions		(118.9)	(129.6)	(135.1)
Increase in investments and other assets		(20.5)	(11.6)	(3.1)
Proceeds from disposition of capital assets and other		2.4	1.2	4.8
Discontinued operations		(19.8)	6.4	3.5

		(156.8)	(133.6)	(129.9)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness		3.3	(26.7)	0.6
Net repayments of long-term debt and other long-term liabilities		(8.4)	(9.5)	(4.6)
Issue of Class A Subordinate Voting Shares	15	14.7	10.2	0.1
Dividends on Class A Subordinate Voting and Class B Shares	15	(19.9)	(17.3)	(9.7)
Dividends on Convertible Series Preferred Shares	14, 15	(13.7)	(11.1)	(8.4)

		(24.0)	(54.4)	(22.0)

Effect of exchange rate changes on cash and cash equivalents		13.5	17.3	5.8

Net increase (decrease) in cash and cash equivalents during the year		147.5	(24.6)	164.4
Cash and cash equivalents, beginning of year		216.7	241.3	76.9

Cash and cash equivalents, end of year		$364.2	$216.7	$241.3

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares).
1.	SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies followed by the Company are set out under "Significant Accounting Policies" preceding these consolidated financial statements.
2.	ACCOUNTING CHANGES

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

	The retroactive changes to the Consolidated Balance Sheet at December 31, 2003 are as follows:

	Capital assets	$5.7
	Discontinued operations	0.4

		$6.1

	Other long-term liabilities	$10.7
	Future tax liabilities	(1.0)
	Discontinued operations	0.9
	Retained earnings	(3.7)
	Currency translation	(0.8)

		$6.1

Net income for the years ended December 31, 2003 and 2002 were reduced by $0.9 million and $0.7 million, respectively. Basic and diluted earnings per share for the year ended December 31, 2003 were both reduced by $0.02. Basic and diluted earning per share for the year ended December 31, 2002 were reduced by $0.02 and $0.01, respectively.

Revenue Arrangements with Multiple Deliverables

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the year ended December 31, 2004.

Stock-Based Compensation

In accordance with CICA amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, for the year ended December 31, 2004 the Company recognized compensation expense of $0.5 million (for the year ended December 31, 2003 - $0.6 million). For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method.

Goodwill

In August 2001, the CICA issued Handbook Section 3062 "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period (see note 9).

Impairment of Long-Lived Assets

In January 2003, the CICA issued Handbook Section 3063 "Impairment of Long-Lived Assets" ("CICA 3063"). CICA 3063 requires an impairment loss to be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. As permitted by CICA 3063, discounted cash flows are used to determine fair value. Previously, Canadian GAAP required that asset impairment be measured as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use of the asset. In all cases, the standard must be adopted for fiscal years beginning on or after April 1, 2003. The Company elected to adopt these new recommendations early, effective January 1, 2002, prospectively without restatement of any prior period (see note 9).

3.	DISCONTINUED OPERATIONS

On September 1, 2004, the Company sold a manufacturing facility reported in the European Interior Systems segment. The combined impact of the sale and the year to date operations was a net loss of $9.6 million which is included in discontinued operations for the year ended December 31, 2004.

On January 31, 2004, the Company completed an agreement to sell a manufacturing facility reported in the European Interior Systems segment with an effective date of January 1, 2004. The impact of the sale was a net loss of $5.3 million, which included a $1.8 million write-off of future tax assets. The loss on the sale is included in discontinued operations for the year ended December 31, 2004.

The financial results of the two facilities' operations have been separately disclosed as discontinued operations for the years ended December 31, 2004, 2003 and 2002.
The balance sheets, statements of income and statements of cash flows related to discontinued operations are as follows:
Balance Sheets:
As at December 31	2004	2003

ASSETS

Current Assets
Accounts receivable	$-	$9.6
Inventories	-	5.9
Prepaid expenses and other	-	1.0
Income taxes receivable	-	1.1

	-	17.6
Capital assets, net	-	0.4
Future tax assets	-	1.8

	$-	$19.8

LIABILITIES AND NET INVESTMENT

Current Liabilities
Bank indebtedness	$-	$0.6
Accounts payable	-	14.8
Accrued salaries and wages	-	2.4
Other accrued liabilities	-	1.4

	-	19.2
Long-term debt	-	1.6
Other long-term liabilities	-	4.1
Net investment	-	(5.1)

	$-	$19.8

Statements of (Loss) Income:
Years ended December 31	2004	2003	2002

Sales (i)	$45.1	$130.5	$116.9

Cost of goods sold	51.4	122.4	110.6
Depreciation and amortization (ii)	-	-	3.3
Selling, general and administrative	6.9	2.5	2.4
Affiliation and social fees	0.2	1.2	1.0
Other charges (ii)	-	-	15.8

Operating (loss) income	(13.4)	4.4	(16.2)
Interest expense, net	0.1	0.1	0.1

(Loss) income before income taxes	(13.5)	4.3	(16.3)
Income taxes	1.4	(0.5)	(2.2)

Net (loss) income	$(14.9)	$4.8	$(14.1)

(Loss) earnings per Class A Subordinate Voting or Class B Share from discontinued operations
Basic	$(0.30)	$0.10	$(0.30)
Diluted	$(0.23)	$0.07	$(0.22)

(i)	Sales for the year ended December 31, 2004 include $32.3 million of intercompany sales (for the years ended December 31, 2003 and 2002 - $58.6 million and $50.9 million, respectively)
(ii)	In 2002, the Company assessed the recoverability of its long-lived assets and, as a result, reduced the carrying value of the capital assets of the discontinued operations by $15.8 million to nil.

Statement of Cash Flows:
Years ended December 31	2004	2003	2002

Cash provided from (used for):

OPERATING ACTIVITIES
Net (loss) income	$(14.9)	$4.8	$(14.1)
Items not involving current cash flows	9.8	2.9	17.0

	(5.1)	7.7	2.9
Change in non-cash working capital	(5.1)	(0.5)	2.1

	(10.2)	7.2	5.0

INVESTING ACTIVITIES
Capital asset additions	-	-	(1.7)

	-	-	(1.7)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness	(0.6)	0.6	-
Issues (repayments) of debt and other long-term liabilities	10.8	(7.8)	(3.5)

	10.2	(7.2)	(3.5)

Net change in cash and cash equivalents during the year	-	-	(0.2)
Cash and cash equivalents, beginning of year	-	-	0.2

Cash and cash equivalents, end of year	$-	$-	$-

4.	EARNINGS PER SHARE
The following table summarizes the calculation of earnings per share from continuing operations for the years ended December 31, 2004, 2003 and 2002:

Years ended December 31	2004	2003	2002

Basic earnings per Class A Subordinate Voting or Class B Share:
Net income from continuing operations attributable to Class A Subordinate Voting and Class B Shares	$142.6	$55.5	$60.1

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	49.7	48.6	48.2

Basic earnings per Class A Subordinate Voting or Class B Share from continuing operations	$2.87	$1.14	$1.25

Diluted earnings per Class A Subordinate Voting or Class B Share:
Net income from continuing operations attributable to Class A Subordinate Voting and Class B Shares	$142.6	$55.5	$60.1

Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	6.4	12.4	11.6
Financing charge on Convertible Series Preferred Shares	5.7	1.1	1.9

	$154.7	$69.0	$73.6

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	49.7	48.6	48.2
Convertible Series Preferred Shares	14.5	14.8	14.9
Stock options	0.7	0.1	0.5

	64.9	63.5	63.6

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations	$2.38	$1.09	$1.16

The following table summarizes the calculation of earnings per share for the years ended December 31, 2004, 2003 and 2002:

Years ended December 31	2004	2003	2002

Basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$127.7	$60.3	$46.0

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	$49.7	$48.6	$48.2

Basic earnings per Class A Subordinate Voting or Class B Share	$2.57	$1.24	$0.95

Diluted earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$127.7	$60.3	$46.0
Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	6.4	12.4	11.6
Financing charge on Convertible Series Preferred Shares	5.7	1.1	1.9

	$139.8	$73.8	$59.5

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	49.7	48.6	48.2
Convertible Series Preferred Shares	14.5	14.8	14.9
Stock options	0.7	0.1	0.5

	64.9	63.5	63.6

Diluted earnings per Class A Subordinate Voting or Class B Share	$2.15	$1.16	$0.94

5.	RESTRUCTURING PROVISIONS

At December 31, 2004, the Company had a provision for severance and termination costs of $0.2 million (December 31, 2003 - $0.5 million) relating to the downsizing of one of the Company's under-performing divisions. Net income for the years ended December 31, 2003 and 2002 included restructuring charges of $2.7 million and $2.8 million, respectively, relating to this provision. During the year ended December 31, 2004, the Company utilized $0.3 million of this provision (for the years ended December 31, 2003 and 2002  - $2.6 million and $1.6 million, respectively).

At December 31, 2004, the Company had a provision for severance and termination costs of $1.5 million (December 31, 2003 - NIL) relating to the closure of a manufacturing facility. Net income for the year ended December  31, 2004 included a restructuring charge of $2.5 million relating to this provision. During the year ended December 31, 2004, the Company utilized $1.0 million of this provision.

6.	OTHER ASSETS

Equity Investments

The Company entered into an operating agreement on August 1, 2002 with Rush Group L.L.C. ("Rush") and Dakkota Integrated Systems, L.L.C. ("DIS"), whereby the Company and Rush each have a membership interest in DIS. The Company's interest in DIS is 45%. DIS is accounted for on an equity basis. DIS is responsible for providing sequencing, logistics management and assembly services previously provided directly by the Company with respect to interior products, modules and related components to OEMs for several OEM programs under which the Company is manufacturing and supplying the interior products.

	Research and Development Costs
	Deferred development costs for which contractual agreements have been entered into that guarantee reimbursement by the customer consist of:

		2004	2003

	Deferred development costs, beginning of year	10.7	2.4
	Additions	16.2	10.3
	Amortization and disposal	(1.8)	(2.6)
	Foreign exchange	1.6	0.6

	Deferred development costs, end of year	26.7	10.7

In addition, the Company incurred engineering, design, research and development costs of $145.9 million for the year ended December  31, 2004 (for the years ended December 31, 2003 and 2002 - $156.9 million and $173.2 million, respectively).

7.	INVENTORIES
Inventories consist of:

As at December 31	2004	2003

Raw materials and supplies	$110.5	$95.5
Work-in-process	29.6	31.0
Finished goods	38.2	40.7
Tooling and engineering	138.6	131.8

	$316.9	$299.0

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of unbilled amounts included in accounts receivable as a result of the application of percentage of completion accounting on certain of the Company's tooling and engineering service contracts. Unbilled amounts included in accounts receivable at December 31, 2004 totalled $21.0 million (December 31, 2003 - $46.8 million).

8.	CAPITAL ASSETS
Capital assets consist of:
As at December 31	2004	2003

Cost
Land	$12.5	$10.6
Buildings	54.7	47.4
Leasehold improvements	42.3	35.6
Asset retirement obligations	6.1	6.6
Machinery and equipment	1,146.0	946.9
Assets under capital leases (i)	28.4	27.6
Construction in progress (ii)	22.1	33.4

	$1,312.1	$1,108.1

Less: accumulated depreciation
Buildings	(16.4)	(12.6)
Leasehold improvements	(20.5)	(17.3)
Asset retirement obligations	(0.5)	(0.9)
Machinery and equipment	(658.6)	(500.6)
Assets under capital leases (i)	(11.0)	(9.8)

	$605.1	$566.9

(i)

Assets under capital leases at December 31, 2004 includes $17.3 million of land and buildings leased by the Company from a related party, MI Developments Inc. ("MID") (December 31, 2003 - $17.5 million). These lease agreements were entered into during the year ended December 31, 1998 (see note 11(f)). These assets under capital leases were valued at the present value of the minimum lease payments and transferred to the Company at Magna's historical cost.

(ii)

Construction in process includes expenditures incurred to date, including deposits, for machinery and equipment, assembly lines and facility upgrades and expansions which are still in progress or are not yet in service as at the balance sheet date. Accordingly, depreciation on these assets will commence when the assets are put into use.

(iii)	No interest was capitalized to capital assets during the periods presented.
9.	GOODWILL AND LONG-LIVED ASSETS

In accordance with Handbook Section 3062 "Goodwill and Other Intangible Assets" ("CICA 3062"), the Company completed its annual goodwill impairment analysis in the fourth quarter of 2004, after the annual business plan process had been completed. The result of this analysis indicated no impairment of goodwill for 2004.

In fiscal 2002, as part of the initial application of CICA 3062, the Company recorded a goodwill writedown of $35.7 million, net of a nil tax recovery, of which $27.6 million, $5.6 million and $2.5 million related to reporting units in the Interiors Europe, Closures, and Interiors North America reporting segments. The total writedown of $35.7 million was charged against January 1, 2002 opening retained earnings.

The Company completed its annual goodwill impairment analysis in the fourth quarter of 2002, after the annual business plan process had been completed. As a result of this analysis, the Company determined that goodwill of $3.5 million relating to one reporting unit in its Interiors Europe reporting segment was impaired under the new rules. This impairment loss was recorded in operating income as a charge against earnings in 2002. There was no tax recovery recorded on this charge to earnings.

In conjunction with the 2002 review of goodwill, the Company also assessed the recoverability of its long-lived assets in the same reporting unit in its Interiors Europe reporting segment, following the accounting recommendations in Handbook Section 3063 "Impairment of Long-Lived Assets" ("CICA 3063"). As a result of this review, the Company reduced the carrying value of machinery and equipment and leasehold improvements by $3.5 million, and $0.8 million, respectively. As required by CICA 3063, the $4.3 million writedown of long-lived assets was recorded in operating income as a charge against earnings in 2002. Net tax assets of $2.2 million associated with these operations were charged to income tax expense in 2002.

10.	INCOME TAXES
	(a)	The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

Years ended December 31	2004	2003	2002

Canadian statutory income tax expense	$85.7	$43.0	$49.2
Manufacturing and processing profits deduction	(2.6)	(1.8)	(4.1)
Foreign rate differentials	(4.0)	(2.5)	(6.3)
Losses not benefited	5.0	12.7	19.5
Amortization of discount on Convertible Series Preferred Shares	2.2	4.1	3.8
Other	2.7	5.1	4.4

Income tax expense	$89.0	$60.6	$66.5

(b)	The details of the income tax provision are as follows:

	Years ended December 31	2004	2003	2002

	Current provision:
	Canadian federal taxes	$22.9	$15.9	$18.4
	Provincial taxes	10.7	6.5	9.1
	Foreign taxes	22.2	17.1	7.0

		55.8	39.5	34.5

	Future provision:
	Canadian federal taxes	8.2	1.1	0.7
	Provincial taxes	4.5	0.5	0.3
	Foreign taxes	20.5	19.5	31.0

		33.2	21.1	32.0

		$89.0	$60.6	$66.5

(c)	Future income taxes have been provided on temporary differences, which consist of the following:

	Years ended December 31	2004	2003	2002

	Net tax losses utilized	$17.7	$14.2	$33.5
	Capital assets tax depreciation greater than book depreciation	17.2	5.9	3.5
	Other assets tax depreciation (less than) greater than book depreciation	(1.7)	1.0	(5.0)

		$33.2	$21.1	$32.0

(d)	Future tax assets and liabilities consist of the following temporary differences:

	As at December 31	2004	2003

	Benefit of tax loss carryforwards	$102.6	$89.7
	Capital assets	(45.4)	(28.3)
	Other assets	34.9	20.4

		92.1	81.8
	Valuation allowance	(89.5)	(56.0)

	Future tax assets, net	$2.6	$25.8

	Represented on the balance sheet as follows:
	Future tax assets	$62.8	$70.7
	Future tax liabilities	(60.2)	(44.9)

		$2.6	$25.8

During the year the valuation allowance increased by $8.9 million in connection with previously recognized future tax assets.
(e)	Income taxes paid in cash in the year ended December 31, 2004 were $58.4 million (in the years ended December 31, 2003 and 2002 - $24.8 million and $37.0 million, respectively).
(f)

Canadian income before income taxes and minority interest was $132.4 million for the year ended December 31, 2004 (for the years ended December 31, 2003 and 2002 - $52.3 million and $74.5 million, respectively). The corresponding amounts for foreign operations were $104.9 million for the year ended December 31, 2004 (for the years ended December 31, 2003 and 2002 - $65.1 million and $53.1 million, respectively).

(g)

At December 31, 2004, the Company had income tax loss carryforwards of approximately $252.0 million that relate to certain foreign subsidiaries, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $210.7 million expire between 2005 and 2019 and the remainder have no expiry date.

(h)

At December 31, 2004, $194.0 million of undistributed earnings of foreign subsidiaries and jointly controlled entities may be subject to tax if remitted to Canada. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

11.	DEBT AND COMMITMENTS

	(a)	The Company's long-term debt, which is substantially unsecured, consists of the following:

As at December 31	2004	2003

Loans from governments with a weighted average interest rate of approximately 3% denominated primarily in euros	$7.6	$8.0
Bank term debt at a weighted average interest rate of approximately 4% denominated primarily in euros	4.8	5.6
Obligations under capital leases at an implicit rate of 7.6% (i)	21.9	22.0
Other	0.1	0.2

	34.4	35.8
Less due within one year	4.9	4.4

	$29.5	$31.4

(i)

Obligations under capital leases includes $21.4 million at December 31, 2004 of obligations for land and buildings leased by the Company from a related party, MID (December 31, 2003 - $22.0 million). These agreements were entered into during the year ended December 31, 1998 (see note 11(f)).

(b)	At December 31, 2004, future principal repayments on long-term debt (excluding obligations under capital leases) are estimated to be as follows:

2005	3.6
2006	2.4
2007	3.0
2008	2.1
2009	1.1
Thereafter	0.3

$12.5

(c)

On September 15, 2004, the Company renewed its unsecured, revolving term credit facility on terms similar to its previous facility, bearing interest at variable rates not exceeding the prime rate of interest. The credit facility contains similar negative and affirmative financial and operating covenants and events of default customary for credit facilities of this nature, including requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of the lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. In addition to the North American tranche, which is now $365.0 million, the new facility also includes a euros 100.0 million European tranche. The facility was renewed for an additional 3 years and expires on September 15, 2007.

At December 31, 2004, the Company had operating and term lines of credit amounting to $549.4 million. At December 31, 2004, the Company had unused and available operating and term lines of credit of $472.1 million.

(d)	Interest expense (income) includes:

Years ended December 31	2004	2003	2002

Interest expense:
Current	$5.9	$5.2	$4.8
Long-term	1.1	0.6	0.5
Intercompany to Magna and other related parties	2.0	1.4	2.0

	9.0	7.2	7.3
Interest income:
Current	(5.8)	(5.7)	(8.9)

Interest expense (income), net	$3.2	$1.5	$(1.6)

Interest paid in cash for the year ended December 31, 2004 was $8.7 million (for the years ended December 31, 2003 and 2002 - $7.0 million and $6.7 million, respectively).

(e)	At December 31, 2004, the Company had commitments under operating leases requiring annual rental payments to third parties and to Magna and other related parties as follows:
		Third parties	Magna and other related parties

	2005	57.4	14.8
	2006	45.6	14.1
	2007	43.4	14.3
	2008	40.1	13.8
	2009	21.9	13.3
	Thereafter	47.4	42.0

		$255.8	$112.3

	For the year ended December 31, 2004, operating lease expense amounted to $51.9 million (for the years ended December 31, 2003 and 2002 - $46.3 million and $34.4 million, respectively).
(f)	At December 31, 2004, the Company had commitments under capital leases requiring annual rental payments to a related party, MID, as follows:

2005	3.4
2006	3.4
2007	3.4
2008	3.4
2009	3.7
Thereafter	14.0

31.3

Less interest and other charges	9.9

Obligations under capital leases	21.4
Less current portion	1.2

Long-term portion of obligations under capital leases	$20.2

(g)

During the year ended December 31, 2003, the Company entered into an operating lease agreement for vehicle parts tooling. The lease facility requires payments for tooling costs, which totaled approximately $39 million, be made monthly over the lease term expiring in August 2008. The lease commenced when all tooling costs were funded which was prior to December 31, 2003.

During the year ended December 31, 2004, the Company entered into a second operating lease agreement for vehicle parts tooling. The lease facility requires payments for tooling costs, which totaled approximately $10 million, be made monthly over the lease term expiring January 2008. The lease commenced when all tooling costs were funded which was prior to December 31, 2004.

12.	EMPLOYEE BENEFIT PLANS

The Company's Corporate Constitution requires that 10% of its qualifying pre-tax profit before profit sharing (defined in its Corporate Constitution) for any fiscal period be allocated to an Employee Equity and Profit Participation Program ("EEPPP") consisting of the Company's deferred profit sharing plans and cash disbursements to eligible employees of the Company. Eligible Canadian, United States, United Kingdom, and European employees participate in the EEPPP. The Corporate Constitution also allows for the required contributions to be made to certain defined benefit pension plans in addition to the Company's deferred profit sharing plan and cash distributions to eligible employees. All U.S. and Canadian employees that participate in the deferred profit sharing plans were given the option of receiving a reduced percentage entitlement under the deferred profit sharing plan plus a defined benefit pension or continuing to receive their previous percentage entitlement. The defined benefit pension is payable to retirees at age 65 or older and is based on years of service and compensation levels. Participants may take early retirement after age 55 and receive a reduced pension package.

In addition, a limited number of companies in Europe sponsor defined benefit pension and similar arrangements for their employees. Pursuant to labour laws and national labour agreements in certain European countries, the Company is obliged to provide lump sum termination payments to employees on retirement or involuntary termination and long service payments contingent upon persons reaching a pre-defined number of years of service.

With the exception of the purchase of past service amounts, employee contributions are not permitted to any of the Company's defined benefit plans.

All pension plans and similar arrangements are funded to the minimum legal funding requirements. In certain circumstances there is no legal requirement to fund this obligation until such time as they are actually incurred, and as a result, these arrangements are unfunded.

The cost of pension benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Results are based on the most recent valuation of each program which extend back to January 1, 2002 in some cases valuations are performed as required by law. The Company uses a measurement date of September 30 for the majority of its pension and other post-retirement benefit plans.

Defined Benefit Plans
The weighted average of significant actuarial assumptions adopted in measuring the Company's projected pension benefit obligations are as follows:
	2004	2003

Discount rate	5.50%	5.40%
Rate of compensation increase	3.15%	3.50%

The weighted average of significant actuarial assumptions used in measuring the Company's net periodic pension benefit costs are as follows:
	2004	2003	2002

Discount rate	5.40%	5.50%	5.60%
Rate of compensation increase	3.50%	3.45%	3.35%
Expected return on plan assets	7.45%	7.40%	7.50%

The expected rate of return on plan assets was determined by considering the Company's current investment mix and the historic performance of these investment categories and expected future performance of these investment categories.

Information about the Company's defined benefit pension plans is as follows:
Years ended December 31		2004	2003

Projected Benefit Obligations:
Beginning of year		$42.9	$31.7
Current service cost		6.2	5.4
Current interest cost		1.7	1.1
Participant contributions		1.0	-
Actuarial losses, net and changes in actuarial assumptions		0.9	3.5
Benefits paid		(3.2)	(4.1)
Plan divestiture		(15.3)	-
Currency translation		2.5	5.4

End of year		$36.7	$43.0

Plan assets at fair value:
Beginning of year		$14.4	$9.7
Return on plan assets		0.5	1.3
Employer contributions		5.3	6.3
Participant contributions		1.0	-
Benefits paid		(3.2)	(4.1)
Plan divestiture		(9.8)	-
Currency translation		0.5	1.2

End of year		$8.7	$14.4

Unfunded amount		$28.0	$28.6
Unrecognized actuarial losses, net		(3.1)	(6.3)

Net amount recognized in the consolidated balance sheets as other long-term liabilities		$24.9	$22.3

Accumulated Benefit Obligations		$28.9	$37.4

Years ended December 31	2004	2003	2002

Net periodic benefit cost:
Current service cost	$6.2	$5.4	$5.6
Current interest cost	1.7	1.1	2.1
Expected return on plan assets	(0.9)	(0.6)	(2.2)
Actuarial losses	0.3	-	-
Plan Divestiture	(1.2)	-	-

	$6.1	$5.9	$5.5

Company employees, who historically participated in a United Kingdom defined benefit plan, became deferred retirees, for purposes of such plan, concurrent with the sale of the discontinued operation. The liability for their historic service was retained by the discontinued operation and as such, the effect has been reflected as a plan divestiture.

Defined Contribution Plans

During the year ended December 31, 2004, the Company incurred $1.6 million (for the years ended December 31, 2003 and 2002 - $1.2 million and $1.2 million, respectively) of defined contribution plan expense.

Post Retirement Plans

North American retirees aged 60 or older with ten or more years of service are eligible for benefits under the post-retirement medical benefit plans. In addition, existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service. The cost of retirement medical benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and estimates of retirement ages of employees and expected health care costs.

In addition, an eligible group of inactive employees are entitled to health care benefits under a pre-existing post-retirement medical benefit plan. The benefits under this program are actuarially determined based on expected future benefit costs over the remaining life expectancy of the group of eligible employees. For this plan, the Company has assumed a 10% annual rate of increase in costs for covered health care benefits for 2005. The rate is assumed to decrease by approximately 4% over the next 5 years and remain at that level thereafter. Assumed health care cost trend rates can have a significant effect on the amounts reported for health care plans. The effect of a one-percentage-point increase or decrease in the assumed healthcare trend rates on the post-retirement benefit obligation would be an increase of $1.2 million and $1.0 million, respectively; however, the same effect on the service and interest cost would not have a significant impact on the Company's earnings.

For the remainder of the Company's post-retirement benefit plans, the amount of future post-retirement benefit is based on a defined dollar amount and is not dependent on the expected future costs of medical equipment, supplies or procedures.

The weighted average of significant actuarial assumptions used in measuring the Company's projected post retirement medical benefit obligations are as follows:
		2004	2003

Discount rate		6.10%	6.00%

The weighted average of actuarial assumptions used in measuring the Company's net post retirement medical periodic benefit costs are as follows:
	2004	2003	2002

Discount rate	6.00%	6.75%	7.50%

Information about the Company's post-retirement medical benefit plans is as follows:
Years ended December 31	2004	2003

Benefit obligations:
Beginning of year	$18.7	$8.2
Current service cost	0.9	0.7
Current interest cost	1.1	1.0
Actuarial (gains) losses, net and changes in actuarial assumptions	(1.2)	8.8
Benefits paid	(0.8)	(0.8)
Currency translation	0.3	0.8

End of year	$19.0	$18.7

Plan assets at fair value:
Beginning of year	$-	$-
Employer contributions	0.8	0.8
Benefits paid	(0.8)	(0.8)

End of year	$-	$-

Unfunded amount	$19.0	$18.7
Unrecognized past service obligation	(4.7)	(3.9)
Unrecognized actuarial losses, net	(4.4)	(7.7)

Net amount recognized in the consolidated balance sheets as other long-term liabilities	$9.9	$7.1

Years ended December 31	2004	2003	2002

Net periodic benefit cost:
Current service cost	$0.9	$0.7	$0.5
Current interest cost	1.1	1.0	0.3
Past service costs	0.2	0.2	0.2
Actuarial losses	0.5	0.5	-

	$2.7	$2.4	$1.0

Plan Assets
The asset allocation for the Company's pension plans at the end of 2004 and 2003, and the target allocation for 2005, by asset category are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,

	2005	2004	2003

Equity Securities	50 - 75%	63%	72%
Fixed Income Securities	5 - 45%	35%	23%
Cash and Cash Equivalents	0 - 40%	2%	5%

		100%	100%

The Company follows a balanced investment strategy, which matches asset risks and returns with the maturity and demographics of the plan members.

Expected Cash Flows
Expected cash flows for the Company's defined benefit and other post-retirement benefit plans are as follows:
	Defined Benefit Plans	Post-Retirement Benefit Plans

Employer Contributions 2005 (expected)	$2.9	$-
Expected Benefits Payments
2005	$0.5	$0.8
2006	$0.7	$0.9
2007	$0.7	$0.9
2008	$0.8	$0.9
2009	$1.0	$1.0
2010 - 2014	$8.4	$5.5

13.	ASSET RETIREMENT OBLIGATIONS

At December 31, 2004, the Company has recorded $11.7 million of asset retirement obligations (December  31, 2003 - $10.7 million). The Company's total estimated future payments are approximately $25.1 million for general repair cleaning, refurbishment, equipment dismantling and removal, and other related costs. These costs are expected to be incurred upon the termination of certain leases between 2005 and 2025. The expected cash flows have been discounted at rates ranging between 5.9% and 7.0% depending on the expected time to retirement.

	The following table presents a continuity of the asset retirement obligations recognized in the consolidated balance sheet as other long-term liabilities:
		2004	2003

	Beginning of year	$10.7	$8.8
	Accretion expense	0.7	0.6
	Amounts settled	(0.5)	-
	Foreign exchange	0.8	1.3

	End of year	11.7	10.7

14.	CONVERTIBLE SERIES PREFERRED SHARES
As at December 31, 2004, outstanding Convertible Series Preferred Shares are as follows:
Number of Shares

Preferred Shares, Series 1	1,046,650
Preferred Shares, Series 2	1,125,000

The Convertible Series Preferred Shares have the following attributes:
•	Carrying value of $100 per share;
•	Fixed preferential non-cumulative cash dividend of $5.00 per share per annum payable on a quarterly basis;
•

Retractable at their carrying value, together with all declared and unpaid dividends, by the holders thereof on or after December 31, 2003 in the case of the Preferred Shares, Series 1; and after December 31, 2004 in the case of the Preferred Shares, Series 2;

•	Redeemable at their carrying value, together with all declared and unpaid dividends, and subject to purchase for cancellation by the Company commencing December 31, 2005; and
•	Convertible into Class A Subordinate Voting Shares at the option of the holder at a price of $15.09 per share.

The Convertible Preferred Shares, Series 1 with 1,125,000 shares and Series 2 with 1,125,000 shares, were issued to Magna in August 2001 in satisfaction of $225.0 million of the Company's indebtedness to Magna. On June 22, 2004 and on December 9, 2004, Magna exercised its right to convert 27,500 and 11,350 Series 1 Convertible Preferred Shares, respectively, into Class A Subordinate Shares of the Company. The Company's Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S. $15.09 per Class A Subordinate Voting Share and accordingly, Magna received 182,239 and 75,215 Class A Subordinate Voting Shares, respectively of the Company.

On August 25, 2003, Magna exercised its right to convert 39,500 Series 1 Convertible Preferred Shares and received 261,762 Class A Subordinate Voting Shares of the Company.
The portion of the Convertible Series Preferred Shares classified as debt is as follows:
	Series 1	Series 2	Total

Balance, December 31, 2002	$106.1	$100.1	$206.2

Conversion of Series 1 Preferred Shares into Class A Subordinate Voting Shares	(3.9)	-	(3.9)
Amortization of discount	6.4	6.0	12.4

Balance, December 31, 2003	$108.6	$106.1	$214.7

Conversion of Series 1 Preferred Shares into Class A Subordinate Voting Shares	(3.9)	-	(3.9)
Amortization of discount	-	6.4	6.4

Balance, December 31, 2004	$104.7	$112.5	$217.2

The liability amounts for Series 1 and Series 2 Convertible Preferred Shares are presented as current liabilities. The Series 1 Convertible Preferred Shares are retractable by Magna at their carrying value of $104.7 million, together with all declared and unpaid dividends, on or after December 31, 2003. The Series 2 Convertible Preferred Shares are retractable by Magna at their carrying value of $112.5 million, together with all declared and unpaid dividends after December 31, 2004. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S. $15.09 per Class A Subordinate Voting Share. The Series 1 and 2 Convertible Preferred Shares are redeemable by the Company commencing December 31, 2005.

The portion of the Convertible Series Preferred Shares included in shareholder's equity is as follows:

	2004	2003

Warrant portion (relating to conversion feature)	$6.4	$6.6
Dividend stream portion (relating to non-cumulative dividends)	-	5.2

	$6.4	$11.8

15.	CAPITAL STOCK
Preferred Shares, Class A Subordinate Voting Shares and Class B Shares
The Company's authorized capital stock includes unlimited preferred shares issuable in series. None of these shares are currently issued or outstanding.

Class A Subordinate Voting Shares without par value (unlimited amount authorized) are entitled to one vote per share at all meetings of shareholders and shall participate equally as to cash dividends with each Class B Share.

Class B Shares without par value (unlimited amount authorized) are entitled to 20 votes per share at all meetings of shareholders, shall participate equally as to cash dividends with each Class A Subordinate Voting Share and may be converted at any time into fully-paid Class A Subordinate Voting Shares on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity as at December 31, 2004, 2003 and 2002 are as follows:
	Class A Subordinate Voting Shares		Class B Shares

	Number of Shares	Stated Value	Number of Shares	Stated Value

Balance, December 31, 2002	5,481,191	$71.8	42,751,938	$495.8
Issuance of Class A Subordinate Voting Shares on exercise of stock options	7,200	0.1	-	-
Conversion of Series 1 Convertible Series Preferred Shares into Class A Subordinate Voting Shares (i)	261,762	4.1	-	-
Issuance of Class A Subordinate Voting Shares to fund Employee Equity and Profit Participation Program (iii)	681,108	10.1	-	-

Balance, December 31, 2003	6,431,261	$86.1	42,751,938	$495.8

Issuance of Class A Subordinate Voting Shares on exercise of stock options	141,400	2.3	-	-
Conversion of Series 1 Convertible Series Preferred Shares into Class A Subordinate Voting Shares (ii)	257,454	4.0	-	-
Issuance of Class A Subordinate Voting Shares to fund the Employee Equity and Profit Participation Program (iii)	674,499	12.4	-	-

Balance, December 31, 2004	7,504,614	$104.8	42,751,938	$495.8

(i)

On August 25, 2003, Magna exercised its right to convert 39,500 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. The Company's Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S. $15.09 per Class A Subordinate Voting Share and accordingly, Magna received 261,762 Class A Subordinate Voting Shares of the Company.

(ii)

On June 22, 2004, Magna exercised its right to convert 27,500 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Share of the Company. On December 9, 2004, Magna exercised its right to convert 11,350 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. The Company's Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share and accordingly, Magna received 182,239 and 75,215 Class A Subordinate Voting Shares of the Company, respectively.

(iii)

The stated value of Class A Subordinate Voting Shares increased by $12.4 million during the year ending December 31, 2004 (December 31, 2003 - $10.1 million) representing 674,499 shares (December 31, 2003 - 681,108 shares) issued to fund the Company's Employee Equity and Profit Participation Program.

Incentive Stock Options

Under the 2001 Incentive Stock Option Plan adopted by the Company on August 9, 2001, the Company may grant options to purchase Class A Subordinate Voting Shares to employees, officers, directors or consultants of the Company. The remaining number of shares reserved to be issued for options is 5,846,400. The number of the unoptioned shares at December 31, 2004 is 2,428,500.

The Canadian dollar options under Tranche 1, 2, 3, 7, and 8 vest 1/5 on the grant date and 1/5 on each subsequent July 31 thereafter, Tranche 6 and 9 vest 1/5 on the grant date and 1/5 on each subsequent December 31 thereafter. The U.S. dollar options under Tranche 1 vest 1/5 on the grant date and 1/5 on each subsequent July 31 thereafter, with the exception of 750,000 options that vest 1/3 on the grant date and 1/4 of the balance on each subsequent August 8 thereafter. Tranche 2 and 7 vest 1/5 on the grant date and 1/5 on each subsequent July 31 thereafter. Tranche 4, 5 and 9 vest 1/5 on grant date and 1/5 on each subsequent December 31 thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to the market price on the trading day immediately prior to date of grant of options.

The following is a continuity schedule of options outstanding:
Canadian dollar options	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2002	1,720,000	Cdn.$	21.92	641,000

Granted	296,000	Cdn.$	22.55
Exercised	(3,700)	Cdn.$	21.00	(3,700)
Cancelled	(10,000)	Cdn.$	21.00	(4,000)
Vested				398,200

Outstanding at December 31, 2003	2,002,300	Cdn.$	22.02	1,031,500

Exercised	(77,300)	Cdn.$	22.36	(77,300)
Vested				398,200

Outstanding at December 31, 2004	1,925,000	Cdn.$	22.00	1,352,400

U.S. dollar options	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2002	1,435,000	U.S.$	14.38	587,000

Granted	175,500	U.S.$	17.27
Exercised	(3,500)	U.S.$	13.72	(3,500)
Cancelled	(50,000)	U.S.$	15.33	(14,000)
Vested				287,100

Outstanding at December 31, 2003	1,557,000	U.S.$	14.68	856,600

Exercised	(64,100)	U.S.$	13.85	(64,100)
Vested				287,100

Outstanding at December 31, 2004	1,492,900	U.S.$	14.71	1,079,600

At December 31, 2004, the outstanding options consist of the following:

Canadian dollar options outstanding	Exercise price	Number	Remaining contractual life (years)	Options exercisable

Tranche 1	$21.00	1,312,000	6.6	1,040,000
Tranche 2	$21.00	10,000	6.6	8,000
Tranche 3	$23.56	40,000	7.1	32,000
Tranche 6	$29.40	5,000	7.5	4,000
Tranche 7	$26.85	227,000	7.6	129,000
Tranche 8	$21.00	35,000	7.9	21,000
Tranche 9	$22.55	296,000	6.0	118,400

		1,925,000		1,352,400

Weighted Average Exercise Price	$22.00

Weighted Average Remaining Contractual Life			6.7

U.S. dollar options outstanding	Exercise price	Number	Remaining contractual life (years)	Options exercisable

Tranche 1	$13.72	1,003,400	6.6	816,400
Tranche 2	$13.72	12,000	6.6	8,000
Tranche 4	$18.34	20,000	7.2	16,000
Tranche 5	$18.78	5,000	7.4	4,000
Tranche 7	$16.40	277,000	7.6	165,000
Tranche 9	$17.27	175,500	6.0	70,200

		1,492,900		1,079,600

Weighted Average Exercise Price	$14.71

Weighted Average Remaining Contractual Life			6.7

Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at December 31, 2004 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at December 31, 2004	7,504,614
Class B Shares outstanding as at December 31, 2004	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,417,900
Convertible Series Preferred Shares, convertible at $15.09 per share	14,391,318

68,065,770

Dividends
Dividends declared and paid on outstanding Class A Subordinate Voting and Class B Shares were as follows:

	Per Class A Subordinate Voting and Class B Share	Total

Three month period ended December 31, 2001	$0.05	$2.4
Three month period ended March 31, 2002	$0.05	$2.4
Three month period ended June 30, 2002	$0.05	$2.4
Three month period ended September 30, 2002	$0.05	$2.5

Charged to retained earnings during the year ended December 31, 2002		$9.7

Three month period ended December 31, 2002	$0.05	$2.4
Three month period ended March 31, 2003	$0.10	$5.0
Three month period ended June 30, 2003	$0.10	$5.0
Three month period ended September 30, 2003	$0.10	$4.9

Charged to retained earnings during the year ended December 31, 2003		$17.3

Three month period ended December 31, 2003	$0.10	$4.9
Three month period ended March 31, 2004	$0.10	$5.0
Three month period ended June 30, 2004	$0.10	$5.1
Three month period ended September 30, 2004	$0.10	$4.9

Charged to retained earning during the year ended December 31, 2004		$19.9

Dividends declared on outstanding Series 1 and Series 2 Convertible Preferred Shares aggregated to $10.9 million for the year ended December 31, 2004 (for the year ended December 31, 2003 and 2002 - $11.2 million and $11.3 million, respectively). Dividends paid on outstanding Series 1 and Series 2 Convertible Preferred Shares aggregated to $13.7 million for the year ended December 31, 2004 (for the year ended December 31, 2003 and 2002 - $11.1 million and $8.4 million, respectively).

16.	STOCK-BASED COMPENSATION

Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003.

	The following is a continuity schedule of contributed surplus:
		2004	2003

	Balance, beginning of year	$0.6	$-
	Stock option compensation expense	0.5	0.6

	Balance, end of year	$1.1	$0.6

	There were no options granted during the year ended December 31, 2004.

The weighted-average fair value of options granted during the year ended December 31, 2003 was $5.52 per option and was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	3.25% - 4.09%
Expected dividend yield	2.34%
Expected volatility	39%
Expected time until exercise	5 years

If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted during 2002, the Company's pro forma net income from continuing operations attributable to Class A Subordinate Voting and Class B Shares and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been as follows:

Years ended December 31	2004	2003	2002

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares from continuing operations	$141.9	$54.7	$59.0
Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$2.86	$1.13	$1.22
Diluted	$2.37	$1.07	$1.14

The weighted average fair value of options granted during the year ended December 31, 2002 was $5.63 per option and was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Risk free interest rate			3.96% - 5.27%
Expected dividend yield			1.20%
Expected volatility			26% - 37%
Expected time until exercise			5 years

17.	FINANCIAL INSTRUMENTS
Foreign Exchange Risk

The Company operates globally, which gives rise to risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed U.S. dollar, euro and British Pound outflows and inflows. Gains and losses on these hedging instruments are recognized in the same period as, and as part of, the hedged transaction. The Company does not enter into foreign exchange contracts for speculative purposes.

The Company had outstanding foreign exchange forward contracts representing commitments to buy (sell) foreign currencies in exchange for Canadian dollars as follows:

December 31, 2004	U.S. dollar amount	Weighted average	Euro amount	Weighted average

2005	$167.7	1.3288	2.9	1.4537
2005	(135.9)	1.4101	(11.2)	1.5788
2006	99.6	1.3563	-	-
2006	(30.5)	1.3827	-	-
2007	63.9	1.3322	-	-
2007	(10.3)	1.3771	-	-
2008	22.7	1.3227	-	-
2008	(6.3)	1.3762
2009	5.1	1.2441	-	-

	$176.0		(8.3)

At December 31, 2004, the Company had other outstanding foreign exchange contracts to buy and sell various foreign currencies in exchange for either euros, U.S. dollars or British Pounds. The total amount of such contracts were to sell euros 3.9 million, and sell British Pounds 1.8 million, and buy U.S. dollars 42.7 million against various currencies.

Based on forward exchange rates as at December 31, 2004 for contracts with similar remaining terms to maturity, the unrecognized net losses relating to the Company's significant foreign exchange forward contracts are approximately $12.0 million. If the Company's forward exchange contracts ceased to be effective as hedges, for example if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign denominated cash flows would be recognized in income at the time this condition was identified.

Fair Value

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however considerable judgement is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities
Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.
Long-term debt

The fair value of the Company's long-term debt (including debt portion of the Convertible Series Preferred Shares), based on current rates for debt with similar terms and maturities, is not materially different from its carrying value.

Credit Risk
The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and forward exchange contracts with positive values.

Cash and cash equivalents which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in any one government or corporation.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks.

The Company is also exposed to credit risk from the potential default by any of its counterparties on foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties that are major financial institutions and that the Company anticipates will satisfy their obligations under the contracts.

Interest Rate Risk

Where the maturities of monetary assets and liabilities are short term, the Company is not exposed to interest rate risk. In the case of monetary liabilities and operating lease commitments with longer-term maturities, the Company may enter into swap arrangements to manage this risk.

The following table summarizes the Company's interest rate risk as at December 31, 2004:

	Floating rate	Fixed rate	Non-interest bearing	Total

Financial Assets:
Cash and cash equivalents	$364.2	$-	$-	$364.2
Accounts receivable	-	-	840.0	840.0
Financial Liabilities:
Bank indebtedness	(36.2)	-	-	(36.2)
Accounts payable and all other accrued liabilities and payables	-	-	(1,057.6)	(1,057.6)
Long-term debt due within one year	-	(4.9)	-	(4.9)
Long-term debt	-	(29.5)	-	(29.5)
Convertible Series Preferred Shares	-	(217.2)	-	(217.2)
Other long-term liabilities	(46.5)	-	-	(46.5)

	$281.5	$(251.6)	$(217.6)	$(187.7)

Average fixed rate of long-term debt		5.1%

The Company has entered into interest rate swap contracts to manage interest rate risk on certain of its operating leases. These contracts swap floating interest rate payments to fixed interest rate payments or vice versa. Outstanding swap contracts have remaining terms equal to maturity of the operating leases that they are matched against.

The following table provides a summary of interest rate swap contracts and their aggregated weighted-average rates at December 31:

	2004	2003

Interest rate swap:
Notional amount	$34.8	$39.7
Average fixed rate paid	4.02%	4.02%
Average floating rate received	2.30%	2.77%

Electricity Swaps

The Company uses electricity swap contracts to manage the cash flow risk for a portion of its forecast electricity purchases in Ontario over the period to April 2005. The net settlements under the electricity swap contracts are recognized in the same period as, and as part of, the hedged transaction. The Company does not enter into electricity swap contracts for speculative purposes. At December 31, 2004, the Company does not have any significant electricity swap contracts outstanding.

18.	CURRENCY TRANSLATION ADJUSTMENT

Unrealized translation adjustments, which arise on the translation to U.S. dollars of assets and liabilities of the Company's operations with a functional currency other than the U.S. dollar, resulted in an unrealized currency translation gain of $47.3 million for the year ended December 31, 2004 (December 31, 2003 - $77.5 million). The unrealized gains resulted primarily from the strengthening of the euro, British Pound and Canadian dollar against the U.S. dollar.

The Company has designated the debt portion of the Convertible Series Preferred Shares as a hedge of its net investment in its operations in the United States (see note 14). Gains and losses from this hedge are not included in the income statement, but are shown in the currency translation adjustment account. For the year ended December 31, 2004, the Company recorded a foreign exchange gain of $14.5 million in the currency translation account related to such shares (for the year ended December 31, 2003 - $41.2 million).

19.	INTERESTS IN JOINTLY CONTROLLED ENTITIES
The following is the Company's proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest (before eliminations):
Balance Sheets

December 31	2004	2003

Current assets	$62.9	$70.3

Long-term assets	$41.5	$42.6

Current liabilities	$40.0	$51.1

Long-term liabilities	$27.6	$28.2

Statements of income

Years ended December 31	2004	2003	2002

Sales	$247.4	$291.8	$180.3
Costs of goods sold, expenses and income taxes	242.3	284.1	176.1

Net income	$5.1	$7.7	$4.2

Statements of cash flows

Years ended December 31	2004	2003	2002

Cash provided from (used for):
Operating activities	$2.8	$12.3	$16.9

Investment activities	$(2.6)	$(4.2)	$(6.3)

Financing activities	$(3.9)	$(7.2)	$(7.7)

At December 31, 2004, the Company's share of equity in jointly controlled entities includes undistributed earnings of $17.5 million (December 31, 2003 - $17.9 million).
20.	DETAILS OF CASH FROM OPERATING ACTIVITIES
Items not involving current cash flows
Years ended December 31	2004	2003	2002

Depreciation and amortization	$113.4	$100.0	$85.6
Future income taxes	33.2	21.1	32.0
Pension and post retirement medical benefit obligations	8.8	8.3	6.5
Loss on disposals of capital assets	0.2	3.3	2.1
Other charges	-	-	7.8
Amortization of discount on Convertible Series Preferred Shares	6.4	12.4	11.6
Other	(6.2)	2.9	(6.4)

	$155.8	$148.0	$139.2

Changes in non-cash working capital
Years ended December 31	2004	2003	2002

Accounts receivable	$(14.4)	$(149.4)	$31.6
Inventories	(8.1)	(7.7)	(3.7)
Prepaid expenses and other	6.3	(4.2)	(1.6)
Accounts payable and accrued liabilities	26.9	102.8	83.0

	$10.7	$(58.5)	$109.3

21.	SEGMENTED INFORMATION
(a)

The Company designs, manufactures and supplies automotive interior and closure components, modules and systems primarily for OEM customers on a Tier One basis and manufactures and supplies interior and closure components on a Tier Two basis to other Tier One suppliers. At December 31, 2004, the Company had operations in 14 countries including 74 manufacturing facilities and 15 product development and engineering facilities.

The Company is organized by two product groups: Interior Systems and Closure Systems. Each group includes the following products and services:
Interior Systems

The Interior Systems group includes the engineering, development and production of complete seat systems, seat tracks, seat frames, integrated child safety seats and their seating components, cockpit modules, instrument panels, consoles, glove boxes, door modules, door trim panels, package trays, overhead systems, sun visors, acoustics, automotive carpets, interior panels and other interior garnish trim and components. This group also provides expertise and services for its OEM customers including assembly and sequencing and full vehicle process engineering.

Closure Systems

The Closure Systems group develops, produces and assembles a multitude of closure, latching and power driven door systems. Products include wiper systems, electrical motors, complete door systems, power liftgates and power sliding doors, window regulators and electronic latching systems.

Effective January 1, 2003, the Company's Closure operations underwent an organizational structure change, effectively changing management's reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Consistent with these changes in the Company's business operations, the Closure systems segment beginning January 1, 2003 is reported on a global basis. All comparative period amounts have been restated to conform to the current presentation.

Year ended December 31, 2004	Total sales	Depreciation and amortization	Operating income (loss)	Goodwill, net	Capital asset additions	Capital assets, net

North America	$2,677.8	$50.5	$174.9	$54.9	$60.9	$275.1
Europe	1,657.7	35.3	10.5	52.2	29.4	201.6
Closure Systems	1,153.0	27.3	61.2	21.1	28.5	127.7
Corporate, other and intersegment eliminations	(14.3)	0.3	(0.5)	-	0.1	0.7

Total reportable segments	$5,474.2	$113.4	$246.1	$128.2	$118.9	605.1

Year ended December 31, 2003	Total sales	Depreciation and amortization	Operating income (loss)	Goodwill, net	Capital asset additions	Capital assets, net

Interior Systems
North America	$2,088.5	$42.8	$87.5	$52.6	$68.0	$258.7
Europe	1,500.3	33.3	(0.5)	46.2	32.2	190.4
Closure Systems	998.6	23.8	43.8	17.6	29.0	117.1
Corporate, other and intersegment eliminations	(4.7)	0.1	0.1	-	0.4	0.7

Total reportable segments	$4,582.7	$100.0	$130.9	$116.4	$129.6	566.9

Year ended December 31, 2002	Total sales	Depreciation and amortization	Operating income (loss) (i)	Goodwill, net	Capital asset additions	Capital assets, net

Interior Systems
North America	$1,774.4	$36.9	$108.4	$47.6	$65.5	$222.8
Europe	1,212.3	28.4	(8.0)	38.8	39.5	166.0
Closure Systems	818.2	20.2	34.4	14.3	29.8	94.4
Corporate, other and intersegment eliminations	(9.3)	0.1	2.2	-	0.3	0.4

Total reportable segments	$3,795.6	$85.6	$137.0	$100.7	$135.1	$483.6

(i)	Interior Systems Europe includes $7.8 million of other charges (see note 9).

(b)	The following tables show certain information with respect to geographic segmentations:

Year ended December 31, 2004	Canada	United States and Other	Continental Europe	United Kingdom	Total

Sales	$2,016.2	$1,566.7	$1,196.4	$694.9	$5,474.2

Capital assets, net	$169.4	$175.9	$203.6	$56.2	$605.1

Goodwill, net	$40.4	$22.5	$39.0	$26.3	$128.2

Year ended December 31, 2003	Canada	United States and Other	Continental Europe	United Kingdom	Total

Sales	$1,553.0	$1,340.7	$1,032.4	$656.6	$4,582.7

Capital assets, net	$153.6	$165.4	$191.0	$56.9	$566.9

Goodwill, net	$38.2	$22.5	$33.9	$21.8	$116.4

Year ended December 31, 2002	Canada	United States and Other	Continental Europe	United Kingdom	Total

Sales	$1,171.0	$1,256.2	$871.7	$496.7	$3,795.6

Capital assets, net	$83.3	$181.9	$163.9	$54.5	$483.6

Goodwill, net	$31.1	$22.5	$27.7	$19.4	$100.7

(c)

For the year ended December 31, 2004, sales to the three largest customers amount to 24%, 22% and 20% (for the year ended December 31, 2003 - 27%, 23%, and 16%; for the year ended December 31, 2002 - 30%, 19% and 19%) of total sales, respectively.

22.	TRANSACTIONS WITH RELATED PARTIES

Years ended December 31	2004	2003	2002

Charges by Magna and other related parties
Interest expense, net	$2.0	$1.4	$2.0

Amortization of discount on Convertible Series Preferred Shares	$6.4	$12.4	$11.6

Financing charge on Convertible Series Preferred Shares	$5.7	$1.1	$1.9

Management and administrative services	$5.5	$3.6	$1.9

Affiliation and social fees	$71.4	$61.4	$54.3

Rent	$13.6	$12.5	$10.8

Depreciation of assets under capital lease	$1.8	$1.6	$1.7

Sales of materials to Magna and other related parties	$38.4	$14.5	$13.9

Purchases of materials from Magna and other related parties	$24.2	$21.3	$22.4

On December 19, 2003, the Company entered into a purchase and sale agreement with Magna, whereby the Company agreed to acquire the capital assets for a new line of business for $2.1 million. In consideration of the Company purchasing the business and incurring costs in connection with the relocation of the acquired assets and revalidating the business, Magna agreed to pay to the Company $7.4 million for these incremental costs.

At December 31, 2004, the Company's accounts receivable include accounts receivable from Magna controlled entities of $5.1 million (December 31, 2003 - $17.1 million) and accounts payable include accounts payable to Magna controlled entities of $22.0  million (December 31, 2003 - $44.9 million).

Magna provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for specific amounts negotiated between the Company and Magna. The Company reports amounts paid to Magna for management and administrative services in selling, general and administrative expenses ("SG&A"). Affiliation and social fees are shown separately in the consolidated statements of income.

During 2001, the Company entered into new or amended existing affiliation agreements with Magna that were effective January 1, 2001. The affiliation agreements provide for the payment by the Company to Magna of an affiliation fee. The affiliation agreements:

•

provide the Company with the right to identify itself as part of the Magna group of companies by granting the Company a non-exclusive, worldwide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;

•	provide the Company with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;
•

provide the Company with access to Magna's senior management and make available to the Company details of any new management techniques and incentive programs as well as marketing materials to the extent they are made available generally to Magna's other affiliates; and

•

grant the Company a sole and exclusive worldwide licence (except as described in the next sentence) to use the Intier trade name and certain other trademarks. The Company may not sublicense such trade name and trademarks other than to its subsidiaries.

Pursuant to the Company's affiliation agreements with Magna, the affiliation fees payable by the Company to Magna in respect of each fiscal year will be an aggregate amount equal to:
•	1.5% of the first $3 billion of consolidated net sales for that year;
•	1.0% of the next $3 billion of consolidated net sales for that year; and
•	0.75% of consolidated net sales exceeding $6 billion.

Sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of acquisition, and will be subject to a fee equal to 50% of the fee with respect to the acquired business' sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter.

The affiliation fee included in "Affiliation fees and social fees" was $68.1 million for the year ended December 31, 2004 (for the years ended December 31, 2003 and 2002 - $59.6 million and $52.6 million, respectively).

The Company's Corporate Constitution provides that a maximum of 2% of its pre-tax profits in each fiscal year shall be allocated to the promotion of social objectives. Of this maximum, the social commitment agreement the Company entered into with Magna during the year ended December 31, 2001, effective January 1, 2001, requires the Company to contribute 1.5% of its pre-tax profits in each fiscal year to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and its affiliates, including Intier.

The social commitment fee included in "Affiliation fees and social fees" was $3.3 million for the year ended December 31, 2004 (for the years ended December 31, 2003 and 2002 - $1.8 million and $1.7 million, respectively).

Various land and buildings used in the Company's operations are leased from MI Developments Inc. under operating and capital lease agreements (see note 11).
Transactions with Magna and other related parties are effected on normal commercial terms.
23.	CONTINGENCIES
(a)

On January 6, 2005, a statement of claim was filed in the Ontario Superior Court of Justice by Axiom Group Inc. ("Axiom") alleging breach of contract against the Company as a result of the Company's October 1, 2004 notice that it would be terminating all purchase orders with Axiom. Axiom is seeking damages in the amount of Cdn. $32 million for loss of profits, based on the life of the programs on which the Axiom parts are supplied, an accounting of profits realized by the Company in respect of the use of an alleged Axiom part design, a percentage of the cost savings resulting from alleged efficiency improvements and punitive and exemplary damages, as well as an interim and interlocutory injunction preventing the Company from terminating the purchase orders until trial. On February 17, 2005, Axiom's application for an interim injunction was granted. The Company denies all of Axiom's claims, including Axiom's principal allegation that all of the Company's purchase orders were issued for the life of the respective program, and therefore intends to defend this case vigorously.

b)

In November 1997, Magna and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which Magna has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies. The amended statement of claim now includes the Company's Advanced Car Technology Systems 50% joint venture ("ACTS") as a named defendant to the lawsuit and alleges, among other things:

	•	breach of fiduciary duty by Magna and two of its subsidiaries including ACTS;
•

breach by Magna of its binding letter of intent with KS Centoco Ltd.; including its covenant not to have any interest, directly or indirectly, in any entity that carries on the air bag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•

the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by Magna, TRW Inc., ("TRW"), ACTS and other unrelated third party automotive supplier defendants of such technology in North America;

•

a conspiracy by Magna, TRW, and ACTS to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with Magna's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH. The plaintiffs are seeking, among other things, damages of approximately Cdn. $3.5 billion.

Magna and ACTS have filed an amended statement of defence and counterclaim and intend to vigorously defend this case. At this time, despite the early stages of this legal proceeding and the difficulty in predicting a final outcome, the Company believes that the ultimate resolution of these claims against ACTS will not have a material adverse effect on the Company's consolidated financial position. In addition, Magna has agreed to indemnify ACTS for any damages, liabilities, or expenses incurred in connection with this claim.

(c)

The Company has been named with Ford Motor Company ("Ford") and the Company's sister affiliate Magna Donnelly as a defendant in class action proceedings in the Ontario Superior Court of Justice as well as state courts in North Carolina, Florida and Massachusetts as a result of its role as a supplier to Ford of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Other class proceedings in other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages (in an amount to cover the cost of repairing the vehicles as well to reimburse owners of the vehicles for their alleged diminution in value), punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the very early stages and have not been certified by any court. The Company denies these allegations and intends to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court whenever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

d)

On June 10, 2004, the Company was served with a Statement of Claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to the Company. The Statement of Claim alleges, among other things:

	•	improper use by the Company of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and
•

breach of contract related to a failure by the Company to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement as well as follow a re-pricing provision set forth in a long-term supply agreement, in each case signed by the parties at the time of the Company's disposition of the Invotronic's business division to the plaintiff in September, 2000.

The plaintiffs are seeking, among other things, compensatory damages in the amount of Cdn. $150 million and punitive damages in the amount of Cdn. $10 million and an accounting of profits. The Company filed a Statement of Defence and Counterclaim for misrepresentation, breach of contract, conspiracy and interfering with economic interests on January 7, 2005. Final affidavits of documents are due on February 28, 2005. Despite the early stages of the litigation, the Company believes it has valid defenses to the plaintiff's claims and therefore intends to defend this case vigorously.

(e)

On February 28, 2003, the Company was served, in conjunction with Siemens Automotive Corp., a.k.a. Siemens VDO Automotive Corp., with a complaint issued in the Macomb County Circuit Court of the State of Michigan by General Motors Corporation ("GM"). The GM complaint alleges that the Company and Siemens are in breach of certain express and implied warranties to GM and as a result GM is seeking reimbursement for costs and expenses incurred as a result of its replacement of tens of thousands of rear door electric motors in respect of its model 2000 full-size sport utility vehicles and trucks, including the Tahoe, Surburban, GMC Silverado and Chevrolet Avalanche. The rear door electric motors (which the Company was directed to use by GM) are manufactured by Siemens and form part of a power rear window regulator supplied by the Company to GM for those vehicles. Although the damages in the complaint are unspecific, GM has previously claimed that the warranty and future recall costs could be up to $42 million. Based on its investigations to date, the Company does not believe that it has any liability for this claim and that any liability it may become subject to, if it is established that the rear door motor is defective, will be recoverable from Siemens, although the Company cannot provide any assurance that this will be the case.

(f)

The Company is also at risk for warranty, product liability and recall costs. Product liability provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims on product defect issues. Recall costs are costs incurred when the Company and/or the customer decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, customer cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable as the Company is fully or partially responsible for the defective product, the Company's estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgement is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share the recall cost. Due to the nature of the costs, the Company makes its best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. Given the nature of the Company's products, to date, the Company has not experienced significant warranty including product liability and recall costs. However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, the Company only accounts for existing or probable claims, however, a significant increase in warranty responsibility could require the Company to consider accounting for possible future claims.

(g)

In the ordinary course of business activities, the Company may in addition to the claims referred to above, be contingently liable for other litigation and potential claims with customers, suppliers and former employees and for potential environmental remediation costs. Management believes that adequate provisions are recorded in the accounts where required and when estimable. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(h)

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees are not individually or in aggregate significant.

(i)

The Company has entered into an agreement with Magna under which it has the option to purchase, and Magna has the right to require it to purchase, Magna's 32% equity interest in Camaco L.L.C. for a purchase price of one dollar.

(j)

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and post retirement benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of unfunded amounts may be required and these amounts could materially exceed the current unfunded position.

24.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared using Canadian generally accepted accounting principles which conform with United States generally accepted accounting principles except for the following:

(a)

2002 and 2003 comparative results have been restated to reflect unrealized foreign exchange gains (losses) from mezzanine equity as adjustments to net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP for the purpose of calculating basic and diluted earnings per Class A Subordinate Voting and Class B Share.

(b)

The Company has certain interests in jointly controlled entities that have been proportionately consolidated in these consolidated financial statements. Under U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share, and shareholders' equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

(c)

Under Canadian GAAP, the Company has accounted for the Convertible Series Preferred Shares as part equity and part debt. Under U.S. GAAP, the Convertible Series Preferred Shares would be classified as mezzanine equity and recorded at historical cost. As such, there would be no amortization of discount and the entire non-cumulative dividend would be deducted from net income attributable to Class A Subordinate Voting and Class B Shares.

(d)

In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. Effective January 1, 2000, the Company changed its method of accounting under U.S. GAAP for in-house engineering service and tooling contracts provided in conjunction with subsequent assembly or production activities which are regarded as a single arrangement. Previously, the Company had recognized revenue from these engineering services and tooling contracts on a percentage of completion basis. Under the new accounting method adopted effective January 1, 2000, for U.S. GAAP purposes, the Company recognizes revenue and related costs of sales for these activities over the estimated life of the assembly or production arrangement. The cumulative adjustment to net income as of January 1, 2000 was not significant.

For the year ended December 31, 2004, revenues and expenses under U.S. GAAP are higher by $18.3 million (for the years ended December 31, 2003 and 2002 - lower by $0.8 million and $3.3 million, respectively) and $17.8 million (for the years ended December 31, 2003 and 2002 - lower by $1.0 million and $3.4 million, respectively), as a result of this difference between Canadian and U.S. GAAP. The net revenue reduction for the year ended December 31, 2002 includes $3.8 million in revenue that was included in the cumulative effect adjustment as of January 1, 2000.

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") for Canadian GAAP purposes and Emerging Issues Task Force Abstract No. 00-21 ('EITF 00-21'), "Revenue Arrangements with Multiple Deliverables" for U.S. GAAP purposes, prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The adoption of EIC-142 and EITF 00-21 harmonizes the Canadian and U.S. GAAP treatment prospectively.

For U.S. GAAP purposes, in-house engineering services and tooling contracts entered into prior to January 1, 2004 provided in conjunction with subsequent assembly or production activities are regarded as a single arrangement, and will be recognized as revenue and the related cost of sales for these activities over the estimated life of the assembly or production arrangement.

(e)

Effective January 1, 2003, the Company prospectively adopted, for both Canadian and U.S GAAP, the fair value method for recognizing compensation expense for fixed price stock options (see Note 2). For options issued prior to January 1, 2003, the Company continues to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by Statement of Financial Accounting Standards Board No. 123 "Accounting for Stock-Based Compensation" ("Statement 123"). In addition, options issued to directors for services provided outside of their role as a director are recorded as compensation expense by the Company as required under EITF 96-18. Under Canadian GAAP, only options issued to directors after December 31, 2001 for services outside of their roles as directors are recorded as compensation expense. Prior to December 31, 2001, the Company issued stock options to non-employees in return for services rendered. For the year ended December 31, 2004, the total amount of the compensation expense for these options was $0.8 million (for the years ended December 31, 2003 and 2002 - $0.8 million and $0.8 million).

(f)

The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar, euro and British Pound outflows and inflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards Board No. 133 ("Statement 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires a company to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Statement 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

For the year ended December 31, 2001 the Company's derivative portfolio was not eligible for hedge accounting despite the fact that management considered its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar, euro and British Pound outflows and inflows. Accordingly, the Company recorded a charge to net income of $16.1 million in the year ended December 31, 2001 for purposes of reconciling to U.S. GAAP. For periods to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedge transaction under U.S. GAAP. In addition, the Company recorded a cumulative adjustment to other comprehensive income of $8.2 million as of January 1, 2001 upon adoption of Statement 133.

Effective January 1, 2002, the Company implemented a new treasury management system that complies with the documentation requirements for hedge accounting under Statement 133. Gains and losses as a result of changes in fair value of hedges are now recorded in other comprehensive income. For the year ended December 31, 2004, the Company recorded a gain in other comprehensive income of $0.1 million (for the years ended December 31, 2003 and 2002 - $2.0 million and $9.9 million, respectively). In addition, gains or losses on hedge contracts that matured during the year that were previously recognized in other comprehensive income are recognized in net income. The Company recorded a gain of $0.1 million for the year ended December 31, 2004 in net income for losses on contracts that matured during 2004 that were previously recognized in other comprehensive income (for the years ended December 31, 2003 and 2002 - a gain of $0.6 million and a loss of $4.2 million, respectively).

(g)

As described in note 17, the Company uses electricity swap contracts to manage the cash flow risk from its electricity purchase contracts in Ontario, Canada. Under both Canadian GAAP and U.S. GAAP, these swap contracts are accounted for as hedges and the net swap settlements are recognized in the same period as, and as part of, the hedged transaction. For U.S. GAAP purposes only, the Company reflects the fair value of the swap contract on the balance sheet with an offsetting adjustment to other comprehensive income.

(h)

Under U.S. GAAP, the 2002 goodwill write-off as a result of the Company's initial review for impairment as described in note 9 is reported as a cumulative catch-up adjustment for a change in accounting policy.

(i)

During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the assets' useful life using a systematic and rational allocation method. FAS 143 is effective for the Company's 2003 fiscal year end.

Effective January 1, 2004, the Company adopted CICA 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. As required under CICA 3110, the Company adopted the recommendations retroactively with restatement of all prior periods. The requirements of CICA 3110 are generally consistent with FAS 143. However, under FAS 143 prior periods would not be restated. Instead, a cumulative catch-up adjustment would have been charged to net income upon adoption.

Under U.S. GAAP, the adoption of this standard on January 1, 2003 resulted in the cumulative effect of an accounting change of $2.8 million being recognized as a cumulative catch-up adjustment for a change in accounting policy. In addition, the Canadian GAAP net income restatement of $0.7 million for the year ended December 31, 2002 has been reversed for US GAAP.

(j)	The following table presents net income, comprehensive income and basic earnings per share under U.S. GAAP:
Years ended December 31	2004	2003	2002

		(restated-(a))	(restated-(a))

Net income attributable to Class A Subordinate Voting and Class B Shares under Canadian GAAP	$127.7	$60.3	$46.0
Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares (c)	6.4	12.4	11.6
Return of capital on Convertible Series Preferred Shares (c)	(5.2)	(10.0)	(9.4)
Unrealized foreign exchange gains on revaluations of Convertible Series Preferred Shares (c)	14.8	43.8	3.8
In-house tooling and engineering (d)	0.5	0.2	0.1
Derivative instruments (f)	0.1	0.6	(4.2)
Non-employee stock option compensation expense (e)	(0.8)	(0.8)	(0.8)
Asset retirement obligations (i)	-	-	0.7

Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP before cumulative catch-up adjustment	$143.5	$106.5	$47.8
Cumulative adjustment for change in accounting policy related to asset retirement obligations (i)	-	(2.8)	-
Cumulative adjustment for change in accounting policy related to goodwill (h)	-	-	(35.7)

Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP after cumulative catch-up adjustment	$143.5	$103.7	$12.1
Other comprehensive income (net of related tax effects):
Derivative instruments (f)	0.1	2.0	9.9
Electricity swap contracts (g)	(0.1)	(0.2)	0.3
Adjustment for derivative instruments, matured during the period, included in the cumulative adjustment at January 1, 2001 (f)	(0.1)	(0.6)	4.2
Unrealized foreign exchange gains on translation of self-sustaining foreign entities	32.5	34.3	38.3

Comprehensive income under U.S. GAAP	$175.9	$139.2	$64.8

Basic earnings per Class A Subordinate Voting or Class B Share:
Before cumulative catch-up adjustment	$2.89	$2.19	$0.99
Cumulative adjustment	$-	$(0.06)	$(0.74)
After cumulative catch-up adjustment	$2.89	$2.13	$0.25

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	49.7	48.6	48.2

The following table presents diluted earnings per share information under U.S. GAAP for the year ended December 31, 2004, 2003 and 2002:
	2004	2003	2002

		(restated-(a))	(restated-(a))
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP before cumulative catch-up adjustment	$143.5	$106.5	$47.8
Adjustments (net of related tax effect):
Return of capital and financing charge on Convertible Series Preferred Shares	10.9	11.1	11.3
Unrealized foreign exchange gains on revaluation of Convertible Series Preferred Shares	(14.8)	(43.8)	(3.8)

	$139.6	$73.8	$55.3
Cumulative adjustment for change in accounting policy related to asset retirement obligations	-	(2.8)	-
Cumulative adjustment for change in accounting related to goodwill	-	-	(35.7)

Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP after cumulative catch-up adjustment for diluted earnings per share	$139.6	$71.0	$19.6

Diluted earnings per Class A Subordinate Voting or Class B Share:
Before cumulative catch-up adjustment	$2.15	$1.16	$0.87
Cumulative adjustment	-	(0.04)	(0.56)
After cumulative catch-up adjustment	$2.15	$1.12	$0.25

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	49.7	48.6	48.2
Convertible Series Preferred Shares	14.5	14.8	14.9
Stock options	0.7	0.1	0.5

	64.9	63.5	63.6

(k)

The reconciling items that impact net income for U.S. GAAP will not change the amounts reported for total cash provided from (used for) operating activities, investment activities or financing activities.

(l)	The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:
December 31, 2004	Canadian GAAP	Derivative instruments	In-house tooling and engineering	Convertible Series Preferred Shares	U.S. GAAP

Future tax assets	$62.8	4.2	0.3	-	$67.3
Other accrued liabilities	$95.4	12.0	0.8	-	$108.2
Convertible Series Preferred Shares (liability)	$217.2	-	-	(217.2)	$-
Convertible Series Preferred Shares (mezzanine equity)	$-	-	-	217.2	$217.2
Shareholders' Equity	$935.1	(7.8)	(0.5)	-	$926.8

December 31, 2003	Canadian GAAP	Electricity swaps	Derivative instruments	In-house tooling and engineering	Convertible Series Preferred Shares	U.S. GAAP

Future tax assets	$70.7	(0.1)	4.3	0.5	-	$75.4
Other accrued liabilities	$100.4	(0.2)	12.2	1.5	-	$113.9
Convertible Series Preferred Shares (liability)	$214.7	-	-	-	(214.7)	$-
Convertible Series Preferred Shares (mezzanine equity)	$-	-	-	-	221.1	$221.1
Shareholders' Equity	$766.2	0.1	(7.9)	(1.0)	(6.4)	$751.0

(m)

In accordance with the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method. Therefore, the Company does not recognize compensation expense for its outstanding fixed price stock options issued prior to January 1, 2003. Under U.S. GAAP, the Company is required to disclose compensation expense assuming compensation expense for the stock option plan had been determined based upon the fair market value at the grant date, consistent with the methodology prescribed under Statement 123. The compensation expense being disclosed includes all options granted to employees up to December 31, 2002.

On a pro forma basis, under Statement 123, the Company's pro forma net income attributable to Class A Subordinate Voting and Class B Shares, and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been as follows:

	2004	2003	2002

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP after cumulative catch-up adjustment	$140.9	$101.1	$9.1
Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$2.84	$2.08	$0.19
Diluted	$2.11	$1.08	$0.19

The fair value of the stock options were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions:

Risk free interest rate	3.96% - 5.27%
Expected dividend yield	1.20%
Expected volatility	26% - 37%
Expected time until exercise	5 years

This model requires the input of a number of assumptions, including dividend yields, expected stock price volatility, expected time until exercise and risk free interest rates. Although the assumption used reflects management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted.

The weighted average fair value of options granted during the year ended December 31, 2002 and 2001 were $5.63 and $4.18 per option.
(n)	Under Staff Accounting Bulletin No. 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.
Canadian GAAP Standards:

In 2003, the CICA amended Handbook section 3860, "Financial Instruments - Disclosure and Presentation " ("CICA 3860"), to require certain obligations that may be settled with an entity's own equity instruments to be reflected as liability. The amendments must be adopted in the Company's 2005 consolidated financial statements with retroactive application. The Company has reviewed the amended CICA 3860 and has concluded that there would be no impact on the Company's 2004 consolidated financial statements.

In 2004, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook section 1590, "Subsidiaries", to certain entities. AcG-15 is effective for the Company's 2005 fiscal year and conforms the Canadian GAAP accounting for variable interest entities with United States GAAP.

In January 2005, the CICA approved Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments - Recognition and Measurements", and 3865, "Hedges". The new standards are intended to harmonize Canadian GAAP with U.S. GAAP. The new standards are effective for Intier in the first quarter of 2007, but earlier adoption is permitted.

U.S. GAAP Standards

In December 2004, an amended Statement of Financial Accounting Standard No. 123 "Share-Based" Payment", was issued, which requires all share-based payments to employees be recognized in the income statement based on their fair values at the date of grant. Beginning in 2005, in addition to the compensation expense currently recognized for stock options, the Company will have to expense the remaining unrecognized compensation relating to options granted on or before December 31, 2002.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43, Chapter 4." This standard provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges. The provisions of this standard are effective for inventory costs incurred during 2006.

The above U.S. GAAP standards are not expected to have a material impact on the Company's consolidated financial statements.
25.	SUBSEQUENT EVENTS
(a)

On October 25, 2004, Magna International Inc. ("Magna") announced a proposal to acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario law. Intier's Board of Directors established a Special Committee of independent Directors consisting of Lawrence Worrall (Chairman) and Neil Davis to consider and make recommendations to the Intier Board regarding Magna's proposal. On February 9, 2005, Magna and Intier jointly announced that they have entered into a definitive arrangement agreement that would allow Intier shareholders to vote on whether Magna would acquire all the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of such a plan of arrangement. Under the terms of the arrangement agreement, shareholders of Intier will receive 0.41 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier (representing a 6.58% increase from Magna's initial proposal of 0.3847) or, at the election of any shareholder, cash based on the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Intier shareholders in the proposed transaction would be capped at Cdn. $125 million. Based on the recommendation of the Special Committee, the Board of Directors of Intier has authorized the submission of the resolution in respect of the privatization to a vote of the Intier shareholders without any recommendation from the Board as to how the shareholders should vote in respect of the resolution. In addition to court approval, the transaction requires the approval of the Class A Subordinate Voting shareholders of Intier, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders. Subject to court approval, Intier expects to hold the special meeting on March 30, 2005 and expects that the arrangement, if approved, will become effective April 3, 2005.

(b)

On February 9, 2005, Intier Automotive's Board of Directors declared a dividend in respect of the fourth quarter of 2004 of U.S. $0.10 per share and a dividend in respect of the first two months of 2005 of U.S. $0.07 per share on the Class A Subordinate Voting and Class B Shares payable on or after March 15, 2005 to the shareholders of record on February 28, 2005.

(c)

As of February 28, 2005, the Company granted an option to a third party to purchase the assets and business of a manufacturing facility reported in the North American Interior Systems segment. The option is exercisable at the discretion of the potential purchaser any time prior to April 30, 2005 subject to the purchaser's right to extend the option to July 1, 2005 by increasing its non-refundable deposit. The financial terms of the potential transaction have been agreed upon and under these terms the after-tax gain on the sale is estimated to be between $8 million and $11 million from expected proceeds of $25.0 million, if the potential purchaser exercises the option.